Technip Energies N.V.
6 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton
92400 Courbevoie, France

February 9, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Scott Anderegg Office of Trade & Services

Re:	Technip Energies N.V. Amendment No. 1 to Registration Statement on Form F-1 Filed February 4, 2021 File No. 333-252215

Ladies and Gentlemen:

This letter sets forth the responses of Technip Energies N.V. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 8, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s registration statement on Form F-1, which the Company publicly filed with the Commission on February 4, 2021. Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the registration statement on Form F-1 (the “Amended Registration Statement”) through EDGAR.

For your convenience, we have reproduced each comment of the Staff as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Registration Statement unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Summary Financial Data, page 10

1.
Please revise to disclose pro forma earnings per share for the fiscal year ended December 31, 2019 and for the six months ended June 30, 2020. Your selected combined financial data on page 59 should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 10, 11 and 59.

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Securities and Exchange Commission
February 9, 2021

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420, or Christopher Drewry of Latham & Watkins LLP, at (312) 777-7122.

Very truly yours,

Technip Energies N.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Cc:	Arnaud Pieton, Technip Energies N.V. Ryan J. Maierson, Latham & Watkins LLP Christopher Drewry, Latham & Watkins LLP